Triangle Petroleum Corporation
Suite 1110, 521-3rd Avenue SW
Calgary, Alberta
Canada T2P 3T3

March 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Tangela S. Richter, Branch Chief
Division of Corporation Finance

Jason Wynn, Esq.

Re:	Triangle Petroleum Corporation
Amended Registration Statement on Form SB-2
File No. 333-131099
Registration Statement filed March 8, 2006

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a telephone conversation on March 16, 2006 with counsel to Triangle Petroleum Corporation (the "Company") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of the Company. The answer set forth herein refer to the Staffs' comment.

Form SB-2

General

1.
The Staff has asked the Company to explain why it believes that the transaction has come to rest and that the the investors are irrevocably committed to funding all tranches pursuant to the Securities Purchase Agreement, considering that the Escrow Agreement requires the investor to execute joint written instructions to disburse the funds.

Response

The investor is contractually obligated to provide the funding pursuant to the Securities Purchase Agreement dated December 8, 2005 (the “SPA”). The investors provided the first two tranches of financing prior to the date the Registration Statement was filed. The only issue, therefore, would be the final tranche of funding, which the investor is obligated to fund within five business days after the Registration Statement is declared effective by the SEC. The third tranche is subject to the fulfillment of customary closing conditions, such as no suspension of trading in the Company’s common stock, execution of an officer’s certificate certifying that the representations and warranties of the Company are true and correct as of the date of closing and that all conditions to closing have been satisfied and the delivery of executed convertible debentures.

Securities and Exchange Commission
March 17, 2006

Furthermore, Section 9(k) of the SPA states that all parties shall execute and deliver all such instruments to carry out the intent of the SPA and to consumate the transaction. The use of an escrow agent to conduct the closing does not provide any discretion to the investor to not purchase the third tranche of secured convertible debentures. The investor is contractually obligated to purchase the third tranche of secured convertible debentures within five business days after the Registration Statement is declared effective. If the investor does not execute the joint written instructions to release the funds from escrow upon the closing conditions being met, they are in breach of the SPA. There is no legal difference if the investor does not execute the joint written instructions pursuant to the escrow agreement or if the investor did not provide the funds directly in absence of an escrow agreement. In either case, the investor is contractually obligated to purchase the third tranche of secured convertible debentures and failure to do so would be a breach of the SPA.

We trust that the foregoing appropriately addresses the issues raised by you in your telephone conversation with our counsel. Thank you in advance for your prompt review and assistance.

Very truly yours,
/s/ ALY MUSANI
Aly Musani
Chief Financial Officer